Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
LONG-TERM COMMITMENT TO DEVELOPMENT CAN LEVERAGE COMMODITY BOOM TO CREATE LASTING PROSPERITY IN AFRICA
Johannesburg, 7 July 2008 — The current boom in commodity prices presents African countries with a unique opportunity to build their economies and create lasting value for their people, Randgold Resources chief executive Mark Bristow told the Society of Economic Geologists’ conference here today.
“While Africa is rich in mineral wealth it is poor in every other way, and this poverty is the main obstacle to the development of its resources and the stimulation of economic growth. The metals price boom provides the continent with the means to kickstart its economies, much as South Africa used its gold to build a broad economic base years ago. Conditions for prosperity have never been better. But this opportunity can also be squandered if the temptation to cash in immediately triumphs over a long-term commitment to development,” he said.
“What is needed now is for African governments, as custodians of these resources, and the mining industry, as their developers, to combine forces in an effort to establish a lasting economic benefit for all the people.”
Bristow said an analysis of fiscal and mineral rights regimes throughout Africa showed that almost half of all mining profits went to governments in the form of taxes, royalties and dividends.
“Profitable mining operations generate enough value to benefit all stakeholders, contrary to what the anti-mining lobby and some unscrupulous politicians would have the world believe,” he said.
For that benefit to materialise fully, however, government and industry would have to form a partnership in which each accepted and met certain obligations. Government had a responsibility to maintain a fiscal and regulatory regime that was conducive to mining, to play a part in infrastructural development and, above all, to share the wealth created by mining equitably with all its people. Mining for its part had to make a long-term commitment to its host country, reinvest for sustainability and help the country’s people to realise their hopes of a better life.
Bristow said geologists were involved in every link of the resources chain and therefore had a particular development responsibility. This included the duty to focus on the development of realistic business models, viable feasibility studies and, ultimately, profitable businesses and to discourage the creation of exaggerated expectations around projects that were marginal at best. As the advance guard of the mining companies, geologists also established the initial relationships and set the tone for the partnerships that would follow. By playing this considerable part properly, they could help ensure that Africa seized the opportunity presented by the commodity boom and used it well.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+223 675 0122	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life.  For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008.  Randgold Resources sees no obligation to update information in this release.  Cautionary note to US investors; the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves.  We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’.  Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.